Exhibit 99.3

For the six months ended June 30, 2021 and 2020

Revenue

Our sales were $1.28 million for the six months ended June 30, 2021, which decreased by $0.26 million, or 16.9% from $1.54 million for the same period of 2020.  During the six months ended June 30, 2021, we through 11 Hau Fook Street, Vision Lane and Paris Sky earned property lease and management income of $0.52 million, compared to income of $0.60 million in 2020. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $0.64 million for the six months ended June 30, 2021, compared to $0.90 million for the same period of 2020. We through GFS and Apiguru earned financial technology solutions and services income of $0.12 million for the six months ended June 30, 2021, compared to $0.04 million for the same period of 2020.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	For the six months ended June 30,
Revenue by recognition over time	2021	2020
	(Unaudited)	(Unaudited)
Revenue by recognition over time	$1,283	$1,536
	$1,283	$1,536

	For the six months ended June 30,
Revenue by major product line	2021	2020
	(Unaudited)	(Unaudited)
Interest on loans	$642	$901
Property lease and management	521	596
Financial technology solutions and services	120	39
	$1,283	$1,536

Cost of revenues

For the six months ended June 30, 2021, cost of revenues decreased by $0.24 million, or 15.2%, to $1.34 million from $1.58 million for the six months ended June 30, 2020. Our cost of revenues mainly includes the amortization of Trademarks and Service Contracts, which were $0.16 million and $0.20 million during the six months ended June 30, 2021 and 2020, respectively.

Gross loss

Our gross loss was $0.06 million and $0.05 million for the six months ended June 30, 2021 and 2020.

General and administrative expenses

General and administrative expenses amounted to approximately $1.35 million for the six months ended June 30, 2021, $0.16 million or 10.6% lower than $1.51 million for the same period of previous year. This decrease was mainly due to lower share based compensation paid to management of approximately $0.12 million and decreased in legal and consultancy fee of approximately $0.05 million.

General and administrative expenses include office staff salary and benefits, legal, professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Gain on change in fair value of warrant derivative liability

Our gain on change in fair value of warrant derivative liability was $0.25 million for the six months ended June 30, 2021, compared to a loss of $0.03 million for the same period of 2020. The gain was due to exercise of warrants, which we issued to our investor and placement agent in May 2017.

Income tax benefit

Income benefit was $0.15 million for the six months ended June 30, 2021, a decrease of $0.02 million, from income tax benefit of $0.17 million for the same period of 2020. Income tax benefit was related to the deferred tax impact on intangible assets and property and plant.

Our PRC entities for the six months ended June 30, 2021 and 2020 were subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%. Our subsidiary in Australia is subject to the Australian lower company tax rate of 26.0%.

Profit and loss from discontinued operations, net of income tax

Profit from discontinued operation, net of income tax, of $0.02 million for the six months ended June 30, 2020 represent the net profit from Boca.

Net loss

As a result of the various factors described above, net loss for the six months ended June 30, 2021 was $1.20 million, as compared to $1.94 million for the same period of 2020.

Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by proceeds from loans and from issuance of common stock and convertible notes to investors. As of June 30, 2021 and December 31, 2020, we held approximately $10.30 million and $3.03 million in cash and cash equivalents and had working capital of approximately $13.78 million and $18.21 million, respectively. Our cash and cash equivalents consist of cash on hand and demand deposits in accounts maintained with financial institutions or state-owned banks within the PRC, including Hong Kong.

On April 17, 2020, the Company entered into a Stock Purchase Agreement with Lin So Chun, unaffiliated third parties, pursuant to which the Company sold to Ms Lin, 4,500,000 ordinary shares, par value $0.004 per share (the “Shares”), respectively, at a per share purchase price of $0.80, for aggregate proceeds of $3.60 million. The Shares were offered and sold by the Company to the Investors in a series of private transactions pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The investor paid full amount of $3.60 million, and the Company issued 4,500,000 shares on June 18, 2020.

In late 2019, we financed our capital requirements with bank borrowings from OCBC Wing Hang Bank Limited with a maximum amount of HK$50.00 million ($6.41 million) with the term from December 31, 2019 to December 31, 2044, bearing interest at 1.8% per annum over the prevailing 3-month HIBOR, at current rate 4.23% per annum. Under the facilities, the Company borrowed HK$50.00 million ($6.41 million) for a term until December 31, 2044, which are repayable by 300 equal monthly installments for the principal and interest thereon, commencing one month from December 31, 2019. The facilities were secured by the Company’s buildings. This bank borrowing was subsequently settled in full on March 3, 2021.

A summary of the sources and uses of cash and cash equivalents is as follows:

	For the six months ended June 30,
	2021	2020
	(Unaudited)	(Unaudited)
Net cash provided by operating activities, continuing operations	$18,764	$11,617
Net cash provided by operating activities, discontinued operations	-	656
Net cash used in investing activities, continuing operations	(5,255)	(16,801)
Net cash used in investing activities, discontinued operations	-	(217)
Net cash (used in) provided by financing activities, continuing operations	(6,240)	3,524
Net cash provided by financing activities, discontinued operations	-	-

INCREASE (DECREASE) IN CASH	7,269	(1,221)

Operating Activities

Net cash provided by operating activities from continuing operations was $18.76 million for the six months ended June 30, 2021, the increase in cash was primarily as a result of (i) change in loans receivable of $17.64 million, (ii) increase in other payable and accrued liabilities of $1.05 million, and (iii) non-cash depreciation and amortization and share-based compensation totaled $1.39 million; the increase was partially offset by (i) net loss from continuing operations of $1.19 million, and (ii) decrease in deferred income taxes of $0.15 million.

Net cash provided by operating activities from continuing operations was $11.62 million for the six months ended June 30, 2020, the increase in cash was primarily as a result of (i) change in loans receivable of $10.65 million, (ii) increase in other receivables and prepayments and interest receivables totaled $6.65 million and (iii) non-cash depreciation and amortization and share-based compensation totaled $1.67 million; the increase was partially offset by (i) net loss from continuing operations of $1.96 million, and (ii) an decrease in other payables and accrued liabilities of $5.09 million.

Investing Activities

Net cash used in investing activities from continuing operations was $5.26 million for the six months ended June 30, 2021, primarily as a result of settlement of a promissory note for acquisition of GFS of $5.19 million.

Net cash used in investing activities from continuing operations was $16.80 million for the six months ended June 30, 2020, primarily as a result of (i) settlement of a promissory note for acquisition of GFS of $17.66 million; the decrease was partially offset by cash received from acquisition of GFS of $0.98 million.

Financing Activities

Net cash used in financing activities from continuing operations was $6.24 million for the six months ended June 30, 2021, the decrease in cash was primarily consisting of repayment of bank borrowing of $6.24 million.

Net cash provided by financing activities from continuing operations was $3.52 million for the six months ended June 30, 2020, the increase in cash was primarily consisting of proceeds from rights offering, net of expense, of $3.6 million.

As of June 30, 2021, we had cash of $10.30 million. Except as disclosed in this prospectus, we have no outstanding bank loans or other loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current levels of cash, combined with funds available to us through our financing activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, if our cash and borrowing are insufficient to meet our requirements, we may seek to sell equity securities, debt securities or borrow from lending institutions. We can make no assurance that financing will be available in the amounts we need or on terms acceptable to us, if at all.

If we need to raise additional financing, we may sell additional equity or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash from working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and ability to pay dividends to shareholders, among other restrictions. If we cannot obtain additional equity or debt financing as required, we will, among other things, be required to tighten credit terms, hold less inventory, reduce advances to suppliers and slow down investment in capital expenditures, which would result in slower growth in revenues and profits.

Debt

As of June 30, 2021, we had the following debts: (i) the liability component of the 2018 Convertible Note of $0.13 million (refer to Note 13 to the financial statements); and (ii) advances from other party and unrelated parties totaled $1.57 million (refer to Note 14 to the financial statements).